UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
       ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DCDT, LLC

Legal status of issuer

       Form
       LLC

       Jurisdiction of Incorporation/Organization
       Texas

       Date of organization
       April 06, 2016

Physical address of issuer
20200 Algreg St. Pflugerville, TX 78660

Website of issuer
https://www.optelos.com

Current number of employees
7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$577,587	$150,594
Cash & Cash Equivalents	$452,062	$113,274
Accounts Receivable	$112,519	$23,877
Short-term Debt	$392,612	$257,185
Long-term Debt	$176,772	$0
Revenues/Sales	$593,434	$363,681
Cost of Goods Sold	$190,465	$48,733
Taxes Paid	$0	$0
Net Income (Loss)	($245,913)	($318,592)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 21, 2021

DCDT, LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

DCDT, LLC ("**the Company**", "**DCDT**", "**Optelos**") is a Texas limited liability company, formed on April 06, 2016.

The Company is located at 20200 Algreg St. Pflugerville, TX 78660.

The Company's website is https://www.optelos.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The reviewing CPA had included a "going concern" note in the 2018-2019 reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses from inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The company currently has approximately $150,000 in secured debt. During May 2020, the Company entered into a loan agreement with the US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. One of the Events of Default, as defined in that agreement is a general inability to pay its debts.

The Company has an outstanding PPP loan. The Company owes Bank of America for a Small Business Association Paycheck Protection Program loan totaling $21,872. This loan has been granted in April 2020 and accrues at an interest rate of 1% per annum and a maturity of April 2022.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
DCDT, LLC, d.b.a. Optelos, is a software-as-a-service company that helps industrial and enterprise companies organize, inspect, analyze and act on digital asset information at scale. Optelos helps provide data analysis and actionable insights for asset inspection and can deploy at scale.

Business Plan

Problem:

Asset inspections represent a significant cost for most industrial enterprises and enterprises are actively seeking ways to modernize asset inspection and data management to provide actionable insights. Inspecting, evaluating and auditing involves people, often in dangerous places. Drones, robotics, and advanced computer vision have largely replaced field inspectors.

This results in dramatically more content, especially video and images! Unstructured content and images are delivered to a centralized asset inspector – who rapidly became the bottleneck without efficient ways to process all of that information.

Solution:

Optelos' solution is to transform the high volume of unstructured images and meta-data into an information model married with reality modeling and automation to dramatically increase throughput and quality. It takes a bit of engineering, a bit of IT system know-how and the application of AI to lift productivity, throughput, and quality of asset inspection and insights. Optelos is enabling digital transformation of what has been an intractable problem. Our flagship offering, Enterprise Asset Advisor is one of the first products to offer an integrated solution.

Leveraging patented digital-twin IP to create a fully searchable and shareable digital asset repository of a physical asset. Optelos correlates telemetry, time, and other digital markers from images and videos to create this repository. Optelos combines data analysis with intuitive workflows to view multiple, selectable visualizations, in-process AI and enterprise system interoperability to deliver enterprise solutions – all at scale!

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Tran	Founder & Chief Technical Officer	Responsible for leading Optelos' focus on technology and development
David Collmann	Founder & Chief Financial Officer	Responsible for leading Optelos' financing strategy and industry outreach
Kevin McKeand	Chief Executive Officer	Responsible for leading Optelos' business strategy and overall management

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Antidilution Rights	Percentage ownership of the Company by the holders of such securities by voting power	Other material terms

Common Membership Units	14,565.22	YES	N/A	**100%**	N/A
Convertible Notes	$928,609	Yes, when converted	N/A	**N/A**	N/A

The Company has the following debt outstanding:

During the year ending December 31, 2018, the Company issued a total of three convertible notes with members for cash proceeds of $250,000 with an interest rate of 5%. These notes are all convertible into membership units of the Company and mature 12 months from the date of issuance.

During 2019, the outstanding principal in the amount of $250,000 and accrued interest in the amount of $16,667 were converted into 1,538 member units. The Company recognized interest expenses of $9,375 and $7,292 during the years ended December 31, 2019 and 2018, respectively. Accrued interest outstanding during those same periods was $0 and $7,292, respectively.

During April 2020, the Company applied for the Paycheck Protection Program loan and received the loan in the amount of $21,872 with a maturity date of April 2022 and interest rate of 1%.

During May 2020, the Company entered into a loan agreement with the US Small Business Administration for a total amount of $150,000 with an interest rate of 3.75% and maturity date of 30 years from the date of the agreement where payments shall begin 12 months from the date of the agreement.

During June 2020, the Company entered into a convertible note agreement in the amount of $100,000 with interest rate of 5% per annum and a maturity date within 24 months.

The Company's current outstanding debt as of December 31, 2020, consists of accounts payable, account expenses, and deferred revenue through the normal course of business. The Convertible Note amount payable as of December 31, 2020 is $100,000 and a total of long-term liabilities of $176,772 – as described above.

During February 2021, the Company issued convertible notes to investors in the amount of approximately $828,000 with interest rate of 5% per annum and a maturity date within 24 months.

Ownership
A majority of the Company is owned by one individual and one entity. That individual is David Tran and that entity is LDDF, Inc.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting membership units, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Tran	4,734.729 Membership Units	32.51%
LDDF, Inc.	3,744.505 Membership Units	25.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
DCDT, LLC ("the Company") is a limited liability company organized on April 6, 2016 under the laws of the State of Texas, and is headquartered in Pflugerville, Texas. DCDT provides SaaS solutions for enterprise asset management.

Liquidity and Capital Resources
We have approximately $452,062 in cash on hand as of December 31, 2020 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2018	Reg D 506(b)	Convertible Note	$250,000	Funding continuing operations (converted)

Seed	2020-2021	Regulation CF & Regulation D, 506(c)	Convertible Note	$928,000	Funding continuing operations

The Regulation CF & Regulation D, 506(c) offering was made in accordance with the initial Form C filed by the Company in November 2020. This Offering was performed with SI Securities, LLC as the intermediary.

Dilution

Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH READER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Other Material Terms

The Company does not have the right to repurchase the Securities sold pursuant to the initial Form C filed in November 2020. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Note on Ongoing Reporting.
Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

The Company has filed this Form C-AR approximately 15 business days following the stated Form C-AR deadline of 120 days following the close of the Company's fiscal year.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Tran
_____
(Signature)

David Tran
_____
(Name)

Founder, CEO, & CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/David Tran
_____
(Signature)

David Tran
_____
(Name)

Founder, CEO, & CTO
_____
(Title)

May 21, 2021
_____
(Date)

/s/David Collmann
_____
(Signature)

David Collmann
_____
(Name)

Founder & Chief Financial Officer
_____
(Title)

May 21, 2021
_____
(Date)

/s/Kevin McKeand
_____
(Signature)

Kevin McKeand
_____
(Name)

Chairman
_____
(Title)

May 21, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



DCDT, LLC DBA OPTELOS

A TEXAS LIMITED LIABILITY COMPANY

Financial Statements (unaudited, company certified)

December 31, 2020 and 2019

The financial statements provided herein are company certified to be true and complete in all material aspects.



By: _David Collmann_

Name: David Collmann

Title: CFO

Date: April 30, 2021

BALANCE SHEETS
December 31, 2020 and 2019 (unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$452,062	$113,274
Accounts receivable, net	$112,519	$23,877
Inventory	$-	$3,985
Other current assets	$3,331	$-
Total current assets	$567,912	$141,136
Property and equipment, net	$5,675	$9,458
Other assets, net	$4,000	$-
Total assets	$577,587	$150,594
Liabilities and members' equity Current liabilities		
Accounts payable	$17,355	$14,600
Accrued expenses	$19,915	$3,908
Deferred revenue	$255,342	$238,677
Convertible notes payable	$100,000	$-
Total current liabilities	$392,612	$257,185
Long-term liabilities	$176,772	$-
Total liabilities	$569,384	$257,185
Commitments and contingencies	-	-
Total members' equity	$8,203	$(106,591)
Total liabilities and members' equity	$577,587	$150,594

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Revenue Sales, net	$593,434	$363,681
Cost of goods sold	$190,465	$48,733
Gross profit	$402,969	$314,948
Operating expenses		
Research and development	$208,144	$368,742
Payroll expenses	$230,806	$113,888
Marketing expenses	$18,763	$47,332
Professional expenses	$32,646	$47,400
Travel expenses	$6,557	$21,273
General and administrative expenses	$134,192	$19,969
Amortization	$2,000	$-
Depreciation	$3,783	$6,306
Total operating expenses	$636,891	$624,910
Loss from operations	$(233,922)	$(309,962)
Other expenses Interest expense	$(12,000)	$(9,375)
Interest income	$9	$745
Total other income (expense)	$(11,991)	$(8,630)
Net loss before income taxes	$(245,913)	$(318,592)
Provision for income taxes	-	-
Net loss	$(245,913)	$(318,592)
Changes in members' equity		

	2020	2019
Beginning members' equity	$(106,591)	$(525,590)
Capital contributions	$360,707	$737,591
Distributions to members	-	-
Net loss	$(245,913)	$(318,592)
Ending members' equity	$8,203	$(106,591)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$(245,913)	$(318,592)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$3,783	$6,306
Equity issued for consulting services	$-	$18,933
Changes in operating assets and liabilities:		
Accounts receivable	$(88,643)	$57,011
Other assets	$(7,689)	$1,637
Inventory	$3,985	$-
Accounts payable and accrued expenses	$18,853	$129,332
Deferred revenue	$16,664	$92,842
Net cash used by operating activities	$(298,960)	$(12,531)
Cash flows from financing activities		
Proceeds from long-term debt	$176,772	
Proceeds from member contributions	$360,976	$121,909
Proceeds from convertible notes	$100,000	$-
Net cash provided by financing activities	$637,748	$121,909
Net increase (decrease) in cash and cash	$338,788	$109,378
Cash and cash equivalents, beginning	$113,274	$3,896
Cash and cash equivalents, ending	$452,062	$113,274
Non-cash investing and financing activities		
Cash paid during the period for:		
Equity issued on conversion of debt	$-	$266,667
Equity issued on conversion of line of credit	$-	$246,929
Equity issued on conversion of commission	$-	$83,153
	$-	$596,749
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -